Macleod Dixon LLP • Lawyers
Calgary Almaty
Toronto Caracas*
Moscow Rio de Janeiro*

3700 Canterra Tower
400 Third Avenue SW
Calgary, Alberta
Canada T2P 4H2

Main: (403) 267-8222
Fax: (403) 264-5973

www.macleoddixon.com

File No. 179667

07020567

Jennifer K. Kennedy
Partner
Direct Phone: (403) 267-8188
E-mail: jennifer.kennedy@macleoddixon.com

Linda O'Neill
Assistant
Direct Phone: (403) 267-8221
E-mail: linda.oneill@macleoddixon.com

January 18, 2007

SUPPL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Connacher Oil and Gas Limited (the "Company")
File No. 82-34954
Exemption Pursuant to Rule 12g-3-2(b)

We are Canadian counsel to the Company. Pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find copy of the Company's Press Release dated January 12, 2007 as posted on SEDAR. As required pursuant to Rule 12g-3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the send in the enclosed self-addressed, stamped envelope.

Very truly yours,

MACLEOD DIXON LLP

Jennifer K. Kenndy

JKK:lgo:encl.

cc: Mr. Richard Gusella (Via E-Mail)

Macleod Dixon LLP
Lawyers
Calgary Almaty
Toronto Caracas
Moscow Rio de Janeiro

3700 Canterra Tower
400 Third Avenue SW
Calgary, Alberta
Canada T2P 4H2

Main: (403) 267-8222
Fax: (403) 264-5973

www.macleoddixon.com

File No. 179667

Jennifer K. Kennedy
Partner
Direct Phone: (403) 267-8188
E-mail: jennifer.kennedy@macleoddixon.com

Linda O'Neill
Assistant
Direct Phone: (403) 267-8221
E-mail: linda.oneill@macleoddixon.com

COPY

January 18, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Connacher Oil and Gas Limited (the "Company")
File No. 82-34954
Exemption Pursuant to Rule 12g-3-2(b)

We are Canadian counsel to the Company. Pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find copy of the Company's Press Release dated January 12, 2007 as posted on SEDAR. As required pursuant to Rule 12g-3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the send in the enclosed self-addressed, stamped envelope.

Very truly yours,

MACLEOD DIXON LLP

ORIGINAL SIGNED BY

Jennifer K. Kenndy

JKK:lgo:encl.

cc: Mr. Richard Gusella (Via E-Mail)

Receipt acknowledged this

_____ day of _______________, 2006

Per:

____

CONNACHER
OIL AND GAS LIMITED

PRESS RELEASE **January 12, 2007**

CONNACHER PROVIDES OPERATIONAL UPDATE; GREAT DIVIDE PROCEEDING APACE

Calgary, Alberta – Connacher Oil and Gas Limited (CLL – TSX) announces that considerable progress has been achieved at its Great Divide oil sands project in northeastern Alberta, Canada since our last reports to shareholders in November 2006.

Attached to this Press Release and posted on our website (www.connacheroil.com) are three recent photographs, including an aerial shot of the Great Divide Pod One plant site and construction area. Indicated thereon viewers and readers will see the location of Highway 63 between Edmonton and Fort McMurray, which runs to the east of our plant site; the pre-existing utility right-of way for power and pipelines; trucks traveling to and from the main borrow pit; the construction camp; the tank construction area and office; the main facility site including tank pads and the treater pad area; drilling pad 102 with TriCity rig #37 which is drilling five horizontal well pairs; and the road towards Pad 101 on which two rigs will shortly be drilling an additional ten well pairs in anticipation of the summer 2007 startup of steaming followed by oil production from Pod One.

Also attached to this release is a recent (January 9, 2007) picture of progress at our main tank building and also a picture of oil removal filters ("orf's") on site at Great Divide. It should be noted that most of the equipment, skids and modules for the Pod One plant are completed and are being stored off-site awaiting installation in accordance with the established timetable.

POD ONE DEVELOPMENT

Connacher is very pleased with the overall progress of its drilling and plant construction program at its Great Divide Pod One development project. As is evident from the attached aerial photograph, considerable civil and construction work has been completed. The company expects to install the two evaporators utilized in its water handling and processing system during the latter part of January 2007. Tank and Treater building construction will also proceed once framing and piping installation is further advanced. Civil work at Pad 101 west of Pad 102 is complete so drilling can proceed on schedule once the five well pairs on Pad 102 are completed. These wells are being drilled in a westerly direction and will interact with the ten well pairs to be drilled in a northeasterly and a southwesterly direction from Pad 101 to drain the initial area of influence and produce 10,000 bbl/d of bitumen for the next six to eight years, before new well pairs will be required to maintain production levels by accessing other undrained portions of the Pod One accumulation.

At this juncture Connacher is comfortable with respect to its timetable and budget, reflecting the merits of sound pre-construction engineering and design work and development of reliable cost estimates from established suppliers of equipment and services.

GREAT DIVIDE CORE HOLE AND SEISMIC PROGRAM

Connacher was able to complete six core holes on its main lease block near Pod One, Pod Two and Pod Five during the month of December 2006. This marks the first time since acquiring the leases in early 2004 that Connacher was able to conduct field operations prior to year end. The results of these additional core holes will be available for inclusion in year end reserve and resource estimates to be conducted by GLJ Petroleum Consultants ("GLJ"), independent consultant for the company, as part of Connacher's normal compilation of year end operating and financial results. These are anticipated to be reported to shareholders on March 23, 2007 after the close of trading on Canadian stock markets.

Since year end 2006 Connacher has accelerated its core hole drilling program and is now operating with four rigs and one additional rig is being utilized solely to drill surface hole and set surface pipe in advance of the arrival of the core hole rigs. A total of 70 core holes are scheduled for drilling on the company's main lease block prior to breakup in the spring of 2007. Initial results from drilling are most encouraging with numerous wells encountering thick oil-bearing zones. The results of the total core hole program and seismic program scheduled to commence imminently will be provided to GLJ on a continuous basis and updated reserve estimates reflecting the Winter 2007 program will likely be provided to shareholders and investors around mid-year.

The outcome of drilling, particularly from wells near or associated with Pod Two northeast of Pod One, will determine if Connacher will be able to proceed on a timely basis this spring with a formal application to develop this accumulation, after due consultation with relevant stakeholders and authorities.

OTHER

In early January 2007 Connacher received approximately $10 million from the December 2006 sale of scattered minor properties to a private foreign-owned company. Proceeds were utilized to pay down short-term bank debt. In Connacher's opinion, the transaction metrics were favorable for the approximate 240 boe/d disposition of this non-core, high-cost stripper production.

The company has commenced its conventional drilling program in northern Alberta. A total of approximately 25 wells are anticipated for 2007 in winter-only access areas if warranted by initial results and if permitted by weather conditions.

Connacher acquired an additional 11.5 sections (7,360 acres) of oil sands rights at the January 10, 2007 Crown Sale in Alberta. This brings the company's total oil sands lease holdings in the region to approximately 90,000 acres or 140 sections, exclusive of P&NG rights held in the area for their natural gas prospectivity.

In addition to its extensive oil sands project and its conventional exploration and production operations at Marten Creek and Three Hills, Alberta and at Battrum, Saskatchewan, Connacher owns a 10,000 bbl/d refinery at Great Falls, Montana, where it is in the midst of constructing a new 150,000 barrel asphalt storage tank which will enable continued year-round high throughput rates at the refinery. Also,

construction of a NaHs unit to extract impurities from the fuel gas supply was recently completed, which will enhance environmental performance.

Connacher also owns a 26 percent (fully-diluted) interest in Petrolifera Petroleum Limited (PDP – TSX), which demonstrated significant production growth from approximately 1,000 bbl/d or light gravity crude oil in January 2006 to over 13,400 bbl/d in December 2006 as a result of new drilling. This organic growth should continue during 2007 as Petrolifera has announced it plans to drill over 50 wells at Puesto Morales this year and also is anticipating commencement of drilling on its high-potential blocks in Peru. Connacher's net current cash investment in Petrolifera is only $2 million and its holdings have a current market value in excess of $210 million.

Connacher Oil and Gas Limited is a public Calgary-based oil and natural gas exploration and production company. Its principal asset is extensive holdings in Alberta's oil sands at Great Divide, situated approximately 50 miles southwest of Fort McMurray. Significant conventional oil and natural gas production and reserves are also held in Alberta and Saskatchewan. Connacher owns and operates a 10,000 bbl/d refinery at Great Falls, Montana and owns a significant equity stake in Petrolifera Petroleum Limited, a public Canadian oil company active in South America.

Forward-Looking Statements: This press release contains certain forward-looking statements within the meaning of applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate",, "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of oil sands properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating oil prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors including unforeseen delays. As an oil sands enterprise in the development stage, Connacher faces risks, including those associated with exploration, development, approvals and the ability to access sufficient capital from external sources. Anticipated exploration and development plans relating to Connacher's properties in 2007 are subject to change. For a detailed description of the risks and uncertainties facing Connacher and its business and affairs, readers should refer to Connacher's Annual Information Form for the year ended December 31, 2005. Connacher undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change, unless required by law. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information, contact:
Richard A Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201 Fax: (403) 538-6225
inquiries@connacheroil.com Website: www.connacheroil.com